Exhibit 99.1

Toronto Stock Exchange: G New York Stock Exchange: GG	Toronto Stock Exchange: GEA

GOLDCORP CONSOLIDATES RED LAKE DISTRICT
WITH $1.5 BILLION ACQUISITION OF GOLD EAGLE

July 31, 2008 – Vancouver, BC – Goldcorp Inc. (“Goldcorp”) (NYSE:GG, TSX:G) and Gold Eagle Mines Ltd. (“Gold Eagle”) (TSX:GEA) today announced an agreement whereby Goldcorp will acquire, through a friendly plan of arrangement, all outstanding shares of Gold Eagle.

Gold Eagle’s principal asset is the world class Bruce Channel gold discovery which is situated along the prolific Red Lake Trend, adjacent to Goldcorp’s Red Lake gold mine and immediately southwest of Goldcorp’s past-producing Cochenour-Willans Mine.  This transaction will enable Goldcorp to capitalize on its extensive exploration and operations expertise in the Red Lake district and its considerable human resources and related infrastructure.

“This transaction secures for Goldcorp full control of 8 kilometres of strike length in the heart of the world's richest high grade gold district,” said Kevin McArthur, Goldcorp’s President and Chief Executive Officer.  “Nearly 200 drill holes have defined an impressive gold deposit at Bruce Channel, with potential for additional expansion over time.  Development of this strategically important zone can now move forward with our adjoining assets as a single, comprehensive project, sharing mine infrastructure, ore processing facilities and human talent with Red Lake, thus minimizing capital and operating costs and maximizing long-term shareholder value.  Red Lake mine has operated for over 50 years, and Goldcorp’s continued district consolidation efforts are designed to sustain this world-class operation for decades into the future. We are the natural partner to develop the Bruce Channel project with the geographic footprint preferred by our community.”

Under the plan of arrangement, each common share of Gold Eagle not owned by Goldcorp will be exchanged for (i) a cash payment in the amount of C$6.80 and (ii) 0.146 common shares of Goldcorp, assuming full pro-ration. Gold Eagle shareholders will have the option to elect to receive cash (on the basis of $13.60 per Gold Eagle share), shares (on the basis of 0.292 Goldcorp shares and $0.0001 per Gold Eagle share) or any combination of cash and shares, subject to pro-ration, with an aggregate maximum cash consideration of $691 million and an aggregate maximum of 14.8 million common shares of Goldcorp subject to increase on a prorated basis if Gold Eagle warrants and options are exercised prior to the effective date of the arrangement. The total consideration for 100% of the fully diluted shares of Gold Eagle would be approximately $1.5 billion.

Based on the July 30, 2008 closing price and 20-day volume weighted average price for Goldcorp’s common shares on the TSX, and assuming full pro-ration, the transaction values each Gold Eagle share at C$12.62 and C$13.39, respectively.  On this basis, the consideration received by Gold Eagle shareholders represents a 19% premium to closing prices and a 36% premium to the 20-day volume-weighted average prices for each company. The transaction is expected to close in September, 2008.

The combination has been approved by the boards of directors of Goldcorp and Gold Eagle and will be subject, among other things, to the favourable vote of 66 2/3% of the Gold Eagle common shares voted at a special meeting of shareholders called to approve the transaction. Officers, directors and certain shareholders of Gold Eagle representing approximately 10.5% of Gold Eagle’s outstanding shares have entered into lock-up and support arrangements with Goldcorp under which they have agreed to vote in favour of the transaction. Goldcorp currently owns 4.7% of the outstanding shares of Gold Eagle. BMO Capital Markets, Gold Eagle’s financial advisor, has provided an opinion to the Gold Eagle Board of Directors that the consideration offered is fair, from a financial point of view, to Gold Eagle’s shareholders. In the event that the transaction is not completed, Gold Eagle has agreed to pay Goldcorp a termination fee equal to C$44 million, under certain circumstances. Gold Eagle has also provided Goldcorp with certain other customary rights, including a right to match competing offers. Full details of the transaction will be included in the management information circular of Gold Eagle, to be mailed to Gold Eagle shareholders in due course.

“We believe that Bruce Channel ranks among the very highest quality gold discoveries,” said Simon Lawrence, President and Chief Executive Officer of Gold Eagle.  “The success we have had is a testament to our Red Lake based exploration team and their endeavours have helped deliver significant value to our shareholders. Goldcorp, with their considerable infrastructure and expertise in the area, are ideally positioned to advance the project in an expedient and capital efficient manner.  For our shareholders this is a very attractive transaction.”

Macquarie Capital Markets Canada Ltd. acted as financial advisor to Goldcorp Inc. and J.P. Morgan Securities Inc. acted as strategic advisor.  Cassels Brock & Blackwell LLP acted as Goldcorp’s legal counsel.

BMO Capital Markets acted as financial advisor to Gold Eagle and Fraser Milner Casgrain LLP acted as Gold Eagle’s legal counsel.

Goldcorp will hold a conference call today at 10:00 a.m. (PDT) to discuss its second quarter financial results as well as the details of the Gold Eagle acquisition. Participants may join the call by dialing toll free 1-866-226-1799 or 416-641-6129 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until September 1, 2008 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3264804. A live and archived audio webcast will also be available at www.goldcorp.com.

About Goldcorp
Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas. Its gold production remains 100% unhedged.

About Gold Eagle
Gold Eagle Mines Ltd. is a Canadian based junior natural resource company developing a significant new gold discovery in the prolific Red Lake gold camp, located in Northern Ontario, Canada.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Readers should not place undue reliance on forward-looking statements. For a more detailed discussion of such risks and other factors, please refer to the respective Company websites, www.goldcorp.com and www.goldeaglemines.com.

CONTACT INFORMATION:
Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

CONTACT INFORMATION:
Gold Eagle Mines Ltd.
Simon Lawrence
President and Chief Executive Officer
(416) 867-8998

Suzette Ramcharan
Investor Relations
(416) 867-8998